

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

<u>Via E-mail</u>
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
35 Beechwood Road, Suite B
Summit, NJ 07901

> **Re:** **ETF Managers Group Commodity Trust I**
> **Draft Registration Statement on Form S-1**
> **Submitted June 18, 2014**
> **CIK No. 0001610940**

Dear Mr. Masucci:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

2. Please provide us with your fact sheet, to the extent applicable and available.

3. We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your

response to the Division of Investment Management for further review.

4.   We note that you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   We note your disclosure that you may invest in swaps. Please indicate the potential percentage range of fund assets that may be invested in swap agreements and/or clarify if there is a limitation on such investments.

6.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation. Please refer to Item 502(b) of Regulation S-K.

7.   Please provide the disclosure required by Items 303, 403, 404 and 506 of Regulation S-K or advise.

Registration Statement Cover Page

8.   Please include pricing information on the cover page, including the initial price that will be paid by the AP, as well as descriptions of how your will calculate the price per share at which the APs will offer shares to the public and the price per share that will be paid by the APs that purchase creation baskets in the future.

Prospectus Cover Page

9.   Please revise to disclose the date that the offering will end. Please refer to Item 501(b)(8)(iii) of Regulation S-K and Rule 415(a)(2) under the Securities Act.

Risk Factors, page 6

10.   Please add risk factor disclosure regarding the potential for tracking error.

Tax Risk, page 8

"The Fund is organized and operated as a Delaware business trust…," page 9

11.   Please revise this risk factor and the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note

that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

The Fund's Investment Objective and Strategy, page 15

12.   Please revise to disclose the percentage of the Fund's assets you expect to be held in Treasury Instruments and the percentage in each type of Treasury Instrument.

13.   Please add disclosure regarding whether the futures market for your benchmark is and has been in contango or backwardization. Also, please discuss whether this fund would perform better in a contango market or a backwardization market.

14.   Please identify, if known, the anticipated counterparties to the swap transactions. Please include this information on the cover page, as well. Please also state if you expect there to be counterparty concentration.

15.   We note your disclosure on page 16 that the fund will be rebalanced on a monthly basis. Please expand your disclosure to discuss how the fund will be rebalanced and include a discussion of the anticipated fees that you may incur in connection with such rebalancing.

Impact of Futures Roll and Time Decay of Options on Total Returns, page 16

16.   Please add additional disclosure on how you intend to roll the futures contracts in which you intend to invest, or whether it is your intent to settle such contracts, and add disclosure of any related contango and backwardization risk.

Performance of Related Public Funds, page 17

17.   Please expand your disclosure to discuss in greater detail the "significant differences" between the Fund and the related pools below. Also, please include any adverse events or developments or results.

The Fund's Fees and Expenses, page 22

18.   Please clarify whether the expenses include the fund's brokerage fees and commissions, including the funds costs of rolling futures. Please also clarify whether these expenses are gross or net (i.e., actual expense to the investor).

Breakeven Analysis, page 22

19.   Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

20.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

21.   We note that the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Financial Statements

22.   Please include both sets of required audited financial statements (the Trust and the Fund) in your amended filing. Please ensure that the audit opinion references both the Trust and the Fund.

23.   Within your audited financial statements, please ensure that you disclose the Trust's and Fund's accounting policies regarding organization and offering costs, the terms of any reimbursement by your sponsor, and the amount of these costs incurred by the sponsor through the date of your filing.

Signatures, page II-5

24.   Please provide the signature of your principal financial officer and your controller or principal accounting officer, or explain. Please refer to Instruction 1 to Signatures on Form S-1.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel

cc: Barney Karol
ETF Managers Capital LLC
Via E-mail

W. Thomas Conner, Esq.
Reed Smith LLP
Via E-mail